2017

MANAGEMENT INFORMATION CIRCULAR
Annual Meeting of Shareholders
May 11, 2017

March 29, 2017
Fellow shareholders:
On behalf of the Board of Directors and Management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual meeting of shareholders that will be held this year at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Thursday, May 11, 2017, at 4:00 p.m. (Toronto time).
The enclosed Management Information Circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the board’s role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2016 performance and our plans for the future. You will also be able to meet and interact with your directors and the senior officers of the Company.
Your participation in the affairs of the Company is important to us. It is important that you exercise your vote, either in person at the meeting, by completing and returning your proxy form, by telephone or online.
I look forward to seeing you at the meeting.

John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the “Meeting”) of shareholders of Alamos Gold Inc. (the “Company” or “Alamos”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Thursday, May 11, 2017, at 4:00 p.m., Toronto time, where you will be asked to:

1.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2016, and the auditors’ report thereon;

2.	Elect nine (9) directors who will serve until the next annual meeting of shareholders;

3.	Appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and

4.	Pass an advisory resolution on the Company’s approach to executive compensation.
Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this Notice. The Board of Directors of the Company has fixed the close of business on March 28, 2017 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., not later than 4:00 p.m., Toronto time, on May 9, 2017.
DATED at Toronto, Ontario, this 29th day of March, 2017.
By Order of the Board of Directors,
Nils F. Engelstad
Vice President, General Counsel

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MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the Annual Meeting of the Shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held at 4:00 p.m., Toronto time, on May 11, 2017 at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario.
The information set out in this Circular is given as at March 29, 2017, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars, unless otherwise specified. The exchange rate as at December 31, 2016 was CAD$1.00 = US$0.7448.
How we will solicit proxies
The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.
The contents and the sending of this Circular have been approved by the Board of Directors of the Company (the “Board”).
Record Date for Voting at the Meeting
The Board has set the close of business on March 28, 2017 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Assistant Corporate Secretary at the following address: Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada, M5J 2T3.
Notice and Access
This year the Company is using the “notice-and-access” system for the delivery of the Circular and 2016 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2016 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you receive this notice which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR at www.sedar.com, or at http://www.envisionreports.com/ALAMOSGOLD2017.
Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding

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Saturdays, Sundays and holidays) prior to the time of the Meeting unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683) and Internet voting can be completed at www.investorvote.com.
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The instrument revoking the proxy must be deposited at (i) the registered office of the Company, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada, M5J 2T3, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own names. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may

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request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Common Shares.
In addition, Canadian securities legislation permits the Company to forward notice and voting instruction form directly to “Non-Objecting Beneficial Shareholders”. If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions.
Beneficial and Registered Shareholders
If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.

•
You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or other intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.

•	You are a registered shareholder if you hold a paper share certificate and your name appears directly on your share certificate.
How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR by going to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. Requests should be received by May 1, 2017. (i.e., at least seven business days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate and your name appears directly on your share certificate, you are a registered shareholder and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. If you are a Non-Objecting Beneficial Owner you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. Requests should be received by May 1, 2017. (i.e., at least seven business days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR by calling the Assistant Corporate Secretary of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
We need to have at least two people present at the meeting in person (or by proxy) representing not less than 25% of the total number of votes entitled to vote at the meeting. On March 28, 2017, 298,996,780 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on March 28, 2017 who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

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Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation (for and on behalf of its investment advisory subsidiaries) - 666 Third Avenue, New York, NY 10017 USA	47,296,624(1)	17.71%
BlackRock, Inc. (for and on behalf of its investment advisory subsidiaries) – 55 East 52nd Street, New York, NY 10055 USA	43,446,833(2)	16.26%

(1)
According to a report filed under National Instrument 62-103 on SEDAR on February 8, 2017 this company owned or exercised control or direction over the number of Common Shares of the Company indicated as at January 31, 2017.

(2)
According to a report filed under National Instrument 62-103 on SEDAR on November 9, 2016 this company owned or exercised control or direction over the number of Common Shares of the Company indicated as at October 31, 2016.

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BUSINESS OF THE MEETING
1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2016, together with the auditors’ report thereon are being mailed to the Company’s registered and beneficial shareholders who requested them. The 2016 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and
www.envisionreports.com/ALAMOSGOLD2017.
2.    Election of Directors
At the Meeting, shareholders will be asked to re-elect nine (9) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (Ontario).
All of the nominated directors are independent, except for John McCluskey, the Company’s President and Chief Executive Officer (“CEO”). (See “Director Independence”, on page 42, below.). As such, the majority (89%) of director nominees are independent.
You can vote for all of these directors, vote for some of them and against for others, or against all of them.
The following pages sets out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 42.
Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

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Mark Daniel, Ph.D Toronto, Ontario, Canada
Age: 70 Independent: Yes Securities Held: Shares: 12,063 Options: 61,511 SARs: - RSUs: 17,627 DSUs: 38,569
Mr. Daniel has more than 35 years of international experience. Most recently, Mr. Daniel was Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with the Bank of Canada and a number of other federal agencies before joining the Conference Board of Canada. Mr. Daniel holds a PhD in Economics. He is also a Director of Klondex Mines Ltd. where he chairs the Human Resources Committee. Mr. Daniel has been a Director of Alamos since July 2, 2015 (and previously a Director of AuRico Gold since October 26, 2011).
Committees and Attendance
•    Board – 6 of 6
•    Human Resources Committee (Chair) – 3 of 3
•    Corporate Governance and Nominating Committee – 4 of 4
•    Overall Attendance: 100%
Other Public Boards
•    Klondex Mines Ltd.
Areas of Expertise
Strategy and Leadership, Metals and Mining, Human Resources, International Business, Corporate Governance and Legal.
Equity Ownership
Mr. Daniel meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Daniel’s securities (excluding stock options) is CAD$746,753. The value of Mr. Daniel’s securities including only Common Shares and vested share units is CAD$710,782.

Patrick Downey, B.Comm., CPA, CA, ICD.D Port Perry, Ontario, Canada
Age: 73 Independent: Yes Securities Held Shares: 12,980 Options: 61,511 SARs: - RSUs: 17,627 DSUs: 38,569
Mr. Downey is a corporate director who has been involved in the copper and gold mining industry throughout most of his 35 year career. Mr. Downey was an executive and director for several public resource companies and the Chief Financial Officer of Northgate Minerals Corporation for four years, retiring as President and CEO in 1994. He is certified by the Institute of Corporate Directors and a member of the Ontario Chapter of the Canadian Institute of Chartered Accountants. He is a Director of Minco Plc. Mr. Downey holds an Honours Bachelor of Commerce degree from Laurentian University. Mr. Downey has been a Director of Alamos since July 2, 2015 (and previously a Director of AuRico Gold since October 26, 2011).
Committees and Attendance
•    Board – 6 of 6
•    Audit Committee – 5 of 5
•    Human Resources Committee – 3 of 3
•    Overall Attendance: 100%
Other Public Boards
•    Minco Plc
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Human Resources, Accounting and International Business.
Equity Ownership
Mr. Downey meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Downey’s securities (excluding stock options) is CAD$756,785. The value of Mr. Downey’s securities including only Common Shares and vested share units is CAD$720,814.

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David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada
Age: 57 Independent: Yes Securities Held Shares: 10,000 Options: - SARs: - RSUs: - DSUs: 62,081
Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. In addition, Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Canada. Currently, Mr. Fleck is Senior Vice President, Partner of Delaney Capital Management, Director of Yappn Corp. and Director of Kew Media Group Inc. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since March 10, 2014).
Committees and Attendance
•    Board – 6 of 6
•    Audit Committee – 5 of 5
•    Corporate Governance and Nominating Committee (Chair) – 4 of 4
•    Overall Attendance: 100%
Other Public Boards
•    Yappn Corp.
•    Kew Media Group Inc.
Areas of Expertise
Strategy and Leadership, Finance, Human Resources, Accounting, Corporate Governance and Legal.
Equity Ownership
Mr. Fleck meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Fleck’s securities is CAD$788,566. The value of Mr. Fleck’s securities including only Common Shares and vested share units is CAD$788,566.

David Gower, M.Sc., P.Geo. Oakville, Ontario, Canada
Age: 58 Independent: Yes Securities Held Shares: 15,000 Options: - SARs: 25,000 RSUs: - DSUs: 55,493
Mr. Gower has been involved in the mineral industry for over 25 years, including positions with Falconbridge Limited and Noranda Inc. (now Glencore Canada Corporation). While at Falconbridge he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. Mr. Gower has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury, Canada and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of two junior mineral exploration companies of the Forbes and Manhattan Group – both focused in South America with advanced projects in Brazil and Bolivia. Mr. Gower has been the President of Brazil Potash Corp. since 2009 which is developing the largest and highest grade potash deposit in Brazil. He also serves as a Director of Apogee Opportunities Inc., Emerita Resources Corp. and Aguia Resources Ltd. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University and a Master of Science degree in Earth Sciences from Memorial University. Mr. Gower has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since May 19, 2009).
Committees and Attendance
•    Board – 6 of 6
•    Human Resources Committee – 3 of 3
•    Technical and Sustainability Committee – 4 of 4
•    Overall Attendance: 100%
Other Public Boards
•    Apogee Opportunities Inc.
•    Emerita Resources Corp.
•    Aguia Resources Ltd.
Areas of Expertise
Operations and Exploration, Metals and Mining and International Business.
Equity Ownership
Mr. Gower meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Gower’s securities is CAD$771,193. The value of Mr. Gower’s securities including only Common Shares and vested share units is CAD$771,193.

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Claire Kennedy, B.A.Sc., LL.B., ICD.D Toronto, Ontario, Canada
Age: 50 Independent: Yes Securities Held Shares: - Options: - SARs: - RSUs: - DSUs: 50,665
Ms. Kennedy is a lawyer and partner in the Toronto office of Bennett Jones LLP. In addition, Ms. Kennedy is a Director of the Bank of Canada, a government appointee to the University of Toronto's Governing Council and member of the Dean's Advisory Committee at Rotman School of Management. Ms. Kennedy is a past member of the Dean's Council at Queen’s University School of Law and formerly a Director of Neo Material Technologies Inc. Ms. Kennedy holds a degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and is enrolled in the University of Chicago’s Booth School of Business Advanced Management Program. She also holds the ICD.D designation from the Institute of Corporate Directors and is a licensed Professional Engineer in Ontario. Ms. Kennedy has been a Director of Alamos since November 10, 2015.
Committees and Attendance
•    Board – 5 of 6
•    Technical and Sustainability Committee – 3 of 4
•    Corporate Governance and Nominating Committee – 3 of 4
•    Overall Attendance: 79%
Areas of Expertise
Finance, Public Policy, Government Relations, Political Risk, Accounting, Corporate Governance and Legal.
Equity Ownership
Ms. Kennedy meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Ms. Kennedy securities is CAD$554,275. The value of Ms. Kennedy’s securities including only Common Shares and vested share units is CAD$554,275.

John A. McCluskey Toronto, Ontario, Canada
Age: 56 Independent: No Securities Held Shares: 686,035(1) Options: 1,753,491 SARs: - RSUs: 197,972 DSUs: - PSUs: 170,866
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996 he founded Grayd Resource Corporation, where he was CEO. In 1996 he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur Of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. Mr. McCluskey is currently a Director of the World Gold Council and AuRico Metals Inc. Mr. McCluskey has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since July, 1996).
Mr. McCluskey is the President and CEO of Alamos Gold Inc.
Committees and Attendance
•    Board – 6 of 6
•    Overall Attendance: 100%
Other Public Boards
•    AuRico Metals Inc.
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Government Relations, Political Risk and International Business.
Equity Ownership
Mr. McCluskey meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. McCluskey’s securities (excluding stock options) is CAD$11,508,497. The value of Mr. McCluskey’s securities including only Common Shares and vested share units is CAD$7,473,409.
(1) Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 379,526 Common Shares are held directly by Mr. McCluskey.

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Paul J. Murphy, B.Comm., FCPA Toronto, Ontario, Canada
Age: 66 Independent: Yes Securities Held Shares: 9,500 Options: - SARs: 25,000 RSUs: - DSUs: 96,402
Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards (“IFRS”), SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy is currently the Chief Financial Officer and Executive Vice-President, Finance, Guyana Goldfields Inc. since April 2010 and Chief Financial Officer of GPM Metals Inc. since May 2012. In addition, Mr. Murphy is a Director of Continental Gold Inc. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University, and obtained his Chartered Accountant designation in 1975 and has been recognized as a Fellow of the Institute of Chartered Accountants. Mr. Murphy has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since February 18, 2010).
Committees and Attendance
•    Board (Chair) – 6 of 6
•    Overall Attendance: 100%
Other Public Boards
•    Continental Gold Inc.
Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Public Policy, Government Relations, Political Risk, Accounting, International Business.
Equity Ownership
Mr. Murphy meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Murphy’s securities is CAD$1,158,568. The value of Mr. Murphy’s securities including only Common Shares and vested share units is CAD$1,158,568.

Ronald Smith, BBA, FCPA, ICD.D Yarmouth, Nova Scotia, Canada
Age: 66 Independent: Yes Securities Held: Shares: 11,056 Options: 42,891 SARs: - RSUs: 17,627 DSUs: 47,866
Ron Smith is an independent director with more than 40 years of experience in the financial, telecom and energy sectors. He retired in 2004 as Senior Vice President and CFO of Emera Inc. and Nova Scotia Power Inc. Prior to that, he served as CFO of Maritime Tel and Tel Limited, now Bell Aliant Inc., from 1987 to 1999. Mr. Smith began his career with Clarkson Gordon, now Ernst & Young, where he became a partner in 1981 and specialized in insolvency and corporate restructuring assignments for most of his 16 years with the firm. He has served on many business and not-for-profit boards over the past 25 years, including 10 years on the Canada Pension Plan Investment Board from 2002 to 2012 and serving as Chair of the Acadia University Board of Governors from 2004 to 2009. Currently he is Chair of the Public Service Superannuation Plan Trustee Inc., and a Director of Pro Real Estate Investment Trust and Nova Scotia Business Inc. Mr. Smith has been recognized as a Fellow of the Institute of Chartered Accountants and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Smith has been a Director of Alamos since July 2, 2015 (and previously a Director of AuRico Gold since May 15, 2009).
Committees and Attendance
•    Board – 6 of 6
•    Audit Committee (Chair) – 5 of 5
•    Corporate Governance and Nominating Committee – 4 of 4
•    Overall Attendance: 100%
Other Public Boards
•    Pro Real Estate Investment Trust
Areas of Expertise
Strategy and Leadership, Finance, Public Policy, Government Relations, Political Risk, Human Resources, Accounting, Corporate Governance and Legal.
Equity Ownership
Mr. Smith meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Smith’s securities (excluding stock options) is CAD$837,446. The value of Mr. Smith’s securities including only Common Shares and vested share units is CAD$801,475.

Management Information Circular	9

Kenneth Stowe, B.Sc., M.Sc. Oakville, Ontario, Canada
Age: 63 Independent: Yes Securities Held Shares: 3,000 Options: - SARs: 25,000 RSUs: - DSUs: 55,493
Mr. Stowe began his career with Noranda Inc. and spent 21 years in progressive operational, research and development, and corporate roles. In 1999, he was appointed President of Northgate Minerals Corporation and served as Chief Executive Officer from 2001 to 2011. Mr. Stowe received the prestigious Canadian Mineral Processor of the Year Award in 2006, recognizing his superior accomplishments and contributions in the field of mineral processing. Currently, Mr. Stowe is a Director of Hudbay Minerals Inc. and Zenyatta Ventures Ltd. Previously, Mr. Stowe was a Director of Klondex Minerals Ltd. and Director of Fire River Gold Corp. Mr. Stowe obtained a Bachelor of Science and Master of Science degrees in Mining Engineering from Queen’s University. Mr. Stowe has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since September 26, 2011).
Committees and Attendance
•    Board – 6 of 6
•    Human Resources Committee – 3 of 3
•    Technical and Sustainability Committee (Chair) – 4 of 4
•    Overall Attendance: 100%
Other Public Boards
•    Hudbay Minerals Inc.
•    Zenyatta Ventures Ltd.
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Government Relations, Political Risk, Human Resources, International Business, Corporate Governance and Legal.
Equity Ownership
Mr. Stowe meets the Company’s Minimum Equity Ownership Requirements (see page 41). As at the date of this Circular, the total value of Mr. Stowe’s securities is CAD$639,913. The value of Mr. Stowe’s securities including only Common Shares and vested share units is CAD$639,913.

The information as to province of residence and principal occupation has been furnished by the respective directors individually, and the information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as at March 29, 2017 as reported on the SEDI website at www.sedi.ca.
Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of directors, a director receives more “withheld” votes than “for” votes, the director must promptly tender his resignation to the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance and Nominating Committee (“CGNC”) of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders' meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the offer, it may appoint a new director to fill the vacancy. Any director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matter. In the event any director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
No proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Management Information Circular	10

Except as described below, no proposed director of the Company; (i) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
In October 2013, Fire River Gold Inc. entered into a compromise with its creditors after defaulting on its lending facility. Mr. Kenneth Stowe had ceased to be a director of that company in March of 2013.
No proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
3.    Appointment of Auditor
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the directors. For the fiscal year ended December 31, 2016, KPMG LLP were paid the following fees:

Fiscal Year End	Audit Fees	Audit Related Fees	Tax Fees
2016(1)	$554,000	$11,500	$129,150
(1)All fees in USD
4.    Advisory Resolution on Approach to Executive Compensation – “Say on Pay”
The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (NEOs). Shareholders with questions about our executive compensation programs are encourage to contact Christine Barwell, Vice President, Human Resources, by email at notice@alamosgold.com.
BE IT RESOLVED THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the Meeting.
The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote in FOR the Say on Pay Resolution.

Management Information Circular	11

REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2016, the end of the most recently completed financial year of the Company, the five Named Executive Officers (or “NEOs”) of the Company were John A. McCluskey, President and Chief Executive Officer, Jamie Porter, Chief Financial Officer, Peter MacPhail, Chief Operating Officer, Christopher Bostwick, Vice President, Technical Services, and Dr. Luis Chavez, Senior Vice President, Mexico.
Compensation Discussion and Analysis
The Alamos executive compensation program is designed to achieve the following objectives:

•	Attract, retain, and motivate executives of the highest quality;

•	Align the interests of the CEO and the senior executives with the Company’s shareholders;

•	Create incentives to achieve established corporate and individual performance objectives;

•	Properly reflect the respective duties and responsibilities of the senior executives; and

•	Create incentives relating to risk management and regulatory compliance.
These objectives are embedded in the Charter of the HRC, and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term incentives) is designed to achieve one or more of these objectives, both in the near and long-term.
Compensation for the NEOs, and the balance of the executive officers, consists of a base salary, discretionary annual non-equity incentive, and longer-term incentives in the form of stock options and performance share unit grants. The HRC reviews and recommends base salary levels to the Board, based on a number of factors, in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of the Company’s shareholders. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer term interests of shareholders.
Overall, the Company’s compensation strategy is to target total compensation at the median of the Company’s defined peer group, and award based on performance. The Company continues to place greater weighting on variable pay, including short-term compensation (annual non-equity incentives) and long-term incentives. Where an NEO’s total compensation falls relative to that of the Company peer group is a reflection of their level of responsibility, performance, and ability to influence corporate results.
Base salaries for the 2016 year were established in a meeting of the HRC held on March 21, 2016. The Company’s performance and full compensation review for the 2016 year was conducted by the HRC on February 22, 2017. In addition, 2017 base salaries, 2016 annual non-equity incentives and long-term incentive grants with respect to 2016 performance were established at the February 22, 2017 meeting.
Independent Advice
The Company paid the fees outlined below for independent compensation advisory services in conjunction with the annual executive compensation review for the years indicated.

Management Information Circular	12

Services	Associated Fees
2016 Executive Compensation-related Fees
1. Hugessen Consulting Inc. Reviews
a. Peer Group Review
b. Executive Compensation Benchmarking and Review
c. Director Compensation Review
d. Pay for Performance Analysis
e. Proxy Review
f. PSU Plan Review/Testing
CAD$52,164
2015 Executive Compensation-related Fees 1. Hugessen Consulting Inc. Reviews a. Peer Group Analysis (merger) b. Executive Compensation c. Proxy Disclosure Update d. Executive Change of Control Analysis	CAD$51,730
2014 Executive Compensation-related Fees 1. Hugessen Consulting Inc. Reviews a. Director Compensation b. Executive Share Ownership c. Proxy Disclosure Update d. LTIP Grant Analysis	CAD$14,388

Hugessen did not provide any services other than those noted above. Any services requested by Hugessen require HRC pre-approval and the Chair of the HRC approves all invoices for work performed by Hugessen. The HRC reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the final decisions with respect to executive compensation after considering the HRC’s recommendations. Hugessen was first retained by the HRC in 2012.
Board Outreach - Summary of Meetings with Proxy Advisory Companies
The Board is committed to aligning executive pay with the performance of the Company and in doing so is committed to its outreach program with representatives and advisors to institutional investors. The Chair of the HRC, the Chair of the Board, and the Chair of the CGNC along with the Vice President, Human Resources met with Glass Lewis (“GL”) and Institutional Shareholder Services (“ISS”) on December 6th and 13th, 2016 respectively. The purpose of these meetings was to provide an overview of the Alamos compensation philosophy, provide an update on the 2015 Alamos and AuRico Gold Inc. merger (AuRico Gold Inc. (“AuRico Gold”) amalgamated with Alamos Gold Inc. (“Former Alamos”) under section 182 of the Business Corporations Act (Ontario) pursuant to Articles of Arrangement dated July 2, 2015 with the resulting amalgamated company continuing under the name Alamos Gold Inc.) given the impact on the Company, and to understand the priorities of GL/ISS as they review company performance for the 2017 proxy season. Key concerns were discussed and addressed at those meetings.
Glass Lewis
Prior to the 2016 Alamos Annual General Meeting, held May 13, 2016, Glass Lewis recommended a “For” vote on all matters. Below sets out any concerns GL noted in their proxy paper and how Alamos addressed such concerns.

Management Information Circular	13

Glass Lewis Comment	The Company’s Response
1. Disclosure – Performance Goals Not Disclosed:
The Company has failed to provide a clear description of the threshold, target, and maximum goals under the STI plan. We believe clearly defined performance targets are essential for shareholders to fully understand and evaluate the Company’s procedures for quantifying performance into payouts for its executives.

Alamos has defined a threshold, target, and maximum goal for each corporate metric used to evaluate the Company’s performance under its Short-term Incentive Plan (“STIP”) and will include more detail on this in the 2017 Management Information Circular.

2. Disclosure – No Performance-based Long-term Incentive Awards:
To the best of our knowledge, the Company does not grant performance-vesting equity awards. We believe that shareholders benefit when equity or long-term incentive awards vest on the basis of metrics with pre-established goals and are thus demonstrably linked to the performance of the Company, aligning the long-term interests of management with those of shareholders. In this case, shareholders should be seriously concerned with the Company’s failure to implement formula-based incentive plans with objective metrics and goals.

Alamos reported in its 2016 Management Information Circular that under the Alamos Long-term Incentive Plan (“LTIP”), adopted as part of the 2015 merger with AuRico Gold, it granted performance share units and stock options to its executives commencing in 2016.
•    The performance metric is relative total shareholder return (“TSR”) over a 3-year period
•    TSR will be measured as follows:
•    Date of grant to 1st anniversary, weighted at 20%
•    1st anniversary to 2nd anniversary, weighted at 20%
•    2nd anniversary to 3rd anniversary, weighted at 20%
•    Cumulative period: Date of grant to 3rd anniversary, weighted at 40%

3. Single-trigger CIC - Legacy Change of Control Provisions:
We are concerned that the Company provides immediate vesting of certain equity awards upon a change in control of the Company. This provision may discourage potential buyers from making an offer for the Company both because the purchase price will be higher and because substantial numbers of employees may earn significant amounts of money and decide to leave their positions with the Company. In short, we believe that this sort of provision may lower the chances of a deal, lower the premium paid to shareholders in a takeover transaction or both. While we believe the provisions remaining in existing agreements can present issues going forward we acknowledge that the Company is making a positive step towards protecting shareholders’ interests in the event of a change in control.

As part of the merger, in 2015 the executives were issued amended and restated employment agreements which removed the single-trigger change of control (“COC”) benefit and waived the immediate vesting under the supplemental executive retirement plan (“SERP”), LTIP and other benefits.

Institutional Shareholder Services
Prior to the 2016 Alamos Annual General Meeting, ISS recommended a “For” vote on all matters except for the advisory vote on executive compensation. Below sets out the concerns ISS noted and how Alamos addressed such concerns.

Management Information Circular	14

ISS Comment	The Company’s Response
1. Pay for Performance – upgraded from “Medium” to “High” in light of:
•    ISS concluded that notwithstanding that 2015 was a transformation year given the merger with AuRico Gold, there needs to be more focus on linking TSR and operating performance. Removing the retention bonus (non-routine payment) from CEO's total compensation, the CEO's total compensation would be still above the median of its own-selected peers despite dismal TSR and operating performance against its peers over the period.
•    The company has not fully realized the benefits of the merger as reflected by performance. The CEO’s relatively high compensation does not contain any long-term performance-based component tied to the future performance metrics of the company compared with its own-selected peers, appear premature and seemingly unwarranted.

•    Bonuses paid were a reflection of the corporate results relative to peer group and a result of the transformational $1.5 billion merger of equals (no premium paid) with AuRico Gold.
•    Executives were issued amended and restated employment agreements removing the single-trigger COC benefit and waiving immediate vesting under the SERP, LTIP and with respect to other benefits.
•    As a result of waiving the contractual COC benefit triggered at the time of the merger, executives were awarded a retention bonus - base salary and bonus, plus a small multiple paid in three tranches – upon the merger close, the first anniversary and the second anniversary. There is no single-trigger COC clause in new employment agreements.
•    2015 TSR reflected shareholder repositioning after the closing of the merger in July 2015. The TSR in 2016 is more indicative of the Company’s post-merger performance reflecting the benefits of the merger.
•    Going forward we believe ISS will be satisfied with our approach to executive compensation and the link between TSR and operating performance.

2. Evaluation Component Level of Concern Key Reasons: Problematic Pay Practices Medium – Lack of Long-term performance based equity compensation

Alamos reported in its 2016 Management Information Circular that under the LTIP, it granted performance share units and stock options to its executives commencing in 2016.
•    The performance metric is relative TSR over a 3-year period
•    TSR will be measured as follows:
•    Date of grant to 1st anniversary, weighted at 20%
•    1st anniversary to 2nd anniversary, weighted at 20%
•    2nd anniversary to 3rd anniversary, weighted at 20%
•    Cumulative period: Date of grant to 3rd anniversary, weighted at 40%

Peer Group
The HRC and subsequently, the Board, reviewed and approved the peer group for 2016 executive compensation (consisting of base salaries, annual non-equity incentive targets, and long term incentives) at the November 10, 2015 Board meeting, as previously disclosed in the Company’s 2016 Management Information Circular. The companies that were selected to be a part of the peer group fell within a range of between 0.5 and 2.5 times Alamos’ Last Twelve Months (“LTM”) Total Revenue and Market Capitalization. Executive compensation for the 2016 year, including annual non-equity incentive with respect to 2016 performance, was approved by the HRC and reflects the same peer group as previously disclosed, with exception of the addition of Coeur Mining, Inc., Eldorado Gold Corp. and Silver Standard Resources Inc. and deletion of Primero Mining Corp. and Torex Gold Resources Inc. The new peer group selected in 2016 is as follows:

B2Gold Corp.	Centerra Gold Inc.	Coeur Mining, Inc.
Detour Gold Corporation	Eldorado Gold Corp.	Hecla Mining Company
Hudbay Minerals, Inc.	IAMGOLD Corp.	New Gold Inc.
OceanaGold Corporation	Pan American Silver Corp.	SEMAFO Inc.
Silver Standard Resources Inc.	Tahoe Resources Inc.

Key components of the Company’s compensation plan are discussed in greater detail below.
Base Salary
Base salaries provide executive officers with remuneration based on the position and the required qualifications and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, pension and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive with the principal objectives being to retain and motivate existing executives and employees and attract candidates. Salaries are reviewed annually based on performance levels within the Company, and in comparison to base salaries for similar roles in peer group companies. The Company targets the median of its

Management Information Circular	15

peer group however actual salaries are a reflection of industry economics, Company performance, individual performance, years of experience at the executive level, technical, management and leadership skills. Annual adjustments to base salary are assessed and recommended by the CEO (regarding other NEOs and executives) to the HRC and in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.
For 2016, base salary increases ranged from 0% to 11% and are further explained in the notes accompanying the Summary of Compensation table below. Increases were a reflection of individual performance, contribution to the Company objectives and/or position in the salary range.
Long-Term Incentive Plans
The long-term incentive grant in 2016 for executives was divided equally between stock options and performance share units.
The Company provides its executives with incentives to achieve the Company’s goal of price appreciation for its Common Shares. Each executive plays a critical role in achievement of the Company’s operational, financial and other corporate objectives which can result in share price appreciation. Each officer is awarded a long-term incentive package on entering service, and annual grants which are reviewed by the Board. The Company utilizes the initial value of a grant, as determined using the Black Scholes option pricing model, to evaluate executive compensation which is a common practice amongst the Company’s peer group.
The Company’s Long-term Incentive Plan (“LTIP”) provides for awards of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs” and, together with the PSUs and RSUs, the “Unit Awards” or “LTIs”).
All long-term incentive grants are made pursuant to the LTIP. The following table summarizes the key features of the LTIP. See “Securities Authorized for Issuance under Equity Compensation Plans” below for further details of the LTIP.

Eligible Participants
For all Unit Awards, any director, officer, employee or consultant of the Company or any subsidiary of the Company. For stock options, any officer, employee or consultant of the Company or any subsidiary of the Company. For greater certainty, the Company does not grant stock options to non-executive directors.

Types of Awards	Stock options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable
The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the LTIP, together with all other security-based compensation arrangements of the Company (other than the Company’s legacy stock option plan), shall not exceed 6.5% of the issued and outstanding Common Shares at the time of granting the award (on a non-diluted basis). In respect of PSUs, the maximum number of Common Shares issuable under the PSU shall be included in the calculation for such purposes. As of March 29, 2017, 1,430,640 Common Shares have been issued upon the exercise or settlement of awards under the LTIP, representing approximately 0.48% of the issued and outstanding Common Shares as of that date. As of March 29, 2017, 8,331,797 Common Shares are issuable upon the exercise or settlement of awards outstanding under the LTIP, representing approximately 2.79% of the issued and outstanding Common Shares as of that date.

Plan Limits
When combined with all of the Company’s other previously established security-based compensation arrangements, the LTIP shall not result in:
•    a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares;
•    a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares; and
•    a number of Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Common Shares at such time, or (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 (amended from $100,000 as of March 22, 2016) per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits. These non-executive director limits were amended, subject to shareholder approval, to conform with current corporate governance guidelines.

Management Information Circular	16

Definition of Market Price	“Market Price” means the volume-weighted average trading price of the Common Shares for the five trading days immediately preceding the applicable date as reported by the Toronto Stock Exchange.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures
The Board may, without shareholder approval, amend, suspend, terminate or discontinue the LTIP or may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any outstanding award without the consent of the applicable participant. By way of example, amendments that do not require shareholder approval and that are within the authority of the Board include but are not limited to:
•    Amendments of a "housekeeping nature";
•    Any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP;
•    An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;
•    Amendments respecting administration and eligibility for participation under the LTIP;
•    Any amendment to the vesting provisions of the LTIP or any award thereunder; and
•    Changes to the termination provisions of an award or the LTIP which do not entail an extension beyond the original fixed term.
Notwithstanding the foregoing, shareholder approval shall be required for the following amendments:
•    Reducing the exercise price of stock options, or canceling and reissuing any stock options so as to in effect reduce the exercise price;
•    Extending (i) the term of a stock option beyond its original expiry date, or (ii) the date on which a Unit Award will be forfeited or terminated in accordance with its terms, other than in circumstances involving a blackout period;
•    Increasing the fixed maximum percentage of Common Shares reserved for issuance under the LTIP (including a change from a fixed maximum percentage of Common Shares to a fixed maximum number of Common Shares);
•    Revising insider participation limits or the non-executive director limits;
•    Revising the restriction on assignment provision to permit stock options and Unit Awards to be transferable or assignable other than for estate settlement purposes;
•    Amending the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; and
•    Revising the amending provisions.

Financial Assistance	The Company will not provide financial assistance to participants under the LTIP.
Other
In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding stock options and to settle all of the participant’s outstanding Unit Awards (to the extent vested), subject to completion of the change in control, and has the discretion to accelerate vesting.
The LTIP further provides that if the expiry date or vesting date of stock options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of Unit Awards, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price
The number of Common Shares subject to each stock option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Common Shares on the grant date.

Management Information Circular	17

Term	No stock option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each stock option shall vest as to one third on each of the first three anniversaries of the grant date.
Exercise of Stock Option
A participant may exercise vested stock options by (i) payment of the exercise price per Common Share subject to each stock option, or if permitted by the Board, (ii) without payment either (A) by receiving an amount in cash per stock option equal to the cash proceeds realized upon the sale of the Common Shares by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, or (B) by receiving the net number of Common Shares remaining after the sale of such number of Common Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes.

Circumstances Causing Cessation of Entitlement	Death	Stock options granted prior to March 22, 2016 automatically vest as of the date of death. Unvested stock options granted on or after March 22, 2016, are forfeited (amended as of March 22, 2016).	Stock options expire on the earlier of the scheduled expiry date of the stock option and one year following the date of death.
	Disability	Stock options granted prior to March 22, 2016 continue to vest in accordance with their terms. Unvested stock options granted on or after March 22, 2016, are forfeited (amended as of March 22, 2016).	Stock options expire on the scheduled expiry date of the stock option.
	Retirement	Stock options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions (amended as of March 22, 2016).	Stock options expire on the scheduled expiry date of the stock option.
	Resignation	Unvested stock options are forfeited.	Stock options expire on the earlier of the scheduled expiry date of the stock option and three months following the date of resignation.
Termination without Cause / Constructive Dismissal (not Change in Control)
Unvested stock options granted prior to May 13, 2013 automatically vest as of the termination date.
Unvested stock options granted on or after May 13, 2013 but prior to March 22, 2016 continue to vest in accordance with their terms.
Unvested stock options granted on or after March 22, 2016 are forfeited (amended as of March 22, 2016).
Stock options expire on the scheduled expiry date of the stock option.

Management Information Circular	18

Change in Control
Stock options granted prior to May 13, 2013 shall vest and become immediately exercisable.
Unless otherwise determined by the Board or unless otherwise provided in the participant’s employment or award agreement, stock options granted on or after May 13, 2013 do not vest and become immediately exercisable upon a change in control, unless:
•    the successor fails to continue or assume the obligations under the LTIP or fails to provide for a substitute award, or
•    if the stock option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason within two years following the change in control.
Stock options expire on the scheduled expiry date of the stock option.
Termination for Cause	Unvested stock options granted prior to May 13, 2013 are forfeited. Stock options granted on or after May 13, 2013, whether vested or unvested are forfeited.	Stock options granted prior to May 13, 2013 shall expire on the earlier of the scheduled expiry date of the stock option and three months following the termination date.
B. RSUs and PSUs
RSU and PSU Terms
RSUs and PSUs are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to RSUs and PSUs under the LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

Vesting
Unless otherwise provided, RSUs and PSUs typically vest on November 30 (amended from December 31 as of March 22, 2016) of the third calendar year following the year in which the RSU or PSU was granted, subject to any performance criteria having been satisfied.

Settlement
On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a participant a cash payment equal to the Market Price of one Common Share as of the vesting date, one Common Share, or any combination of cash and Common Shares equal to the Market Price of one Common Share as of the vesting date, at the discretion of the Board.

C. Deferred Share Units

Management Information Circular	19

DSU Terms
A DSU is a notional security that entitles the recipient to receive cash or Common Shares upon resignation from the Board (in the case of directors) or at the end of employment. The terms applicable to DSUs under the LTIP (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.
Under the LTIP, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s or employee’s annual incentive bonus for a calendar year.

Vesting	Unless otherwise provided, mandatory or elective DSUs vest immediately and the Board determines the vesting schedule for discretionary DSUs at the time of grant.
Settlement
DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation (amended as of March 22, 2016). At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Price of the notional Common Shares represented by the DSUs in the participant’s DSU account.

D. PSUs, RSUs and DSUs
Credit to Account
As dividends are declared, additional PSUs, RSUs and/or DSUs may be credited to a participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Common Share on such date.

Circumstances Causing Cessation of Entitlement	Death
Vested Unit Awards will be settled as of the date of death. Unvested Unit Awards will vest and be settled as of the date of death, prorated to reflect (i) for RSUs and DSUs, the actual period between the grant date and date of death, and (ii) for PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Units Awards will terminate as of the date of death.

Management Information Circular	20

Disability
Vested Unit Awards will be settled as of the date of disability.
Unvested Unit Awards granted prior to March 22, 2016 will continue to vest and be settled in accordance with their terms. For PSUs vesting will also be based on the participant’s performance for the applicable performance period(s) up to the date of disability.
Unvested Unit Awards granted on or after March 22, 2016 will vest and be settled in accordance with their terms as of the date of disability, and (i) PSUs will be prorated to reflect the actual period between the commencement of the performance cycle and the date of disability, based on the participant’s performance for the applicable performance period up to the date of disability, and (ii) RSUs and DSUs will be prorated to reflect the actual period between the grant date and the date of disability (amended as of March 22, 2016).
Subject to the foregoing, any remaining Unit Awards will terminate as of the date of disability.

Retirement
Vested Unit Awards will be settled as of the date of retirement.
Outstanding PSUs granted prior to March 22, 2016 that would have vested on the next vesting date following the date of retirement shall be settled in accordance with their terms. Unvested PSUs granted on or after March 22, 2016 will continue to vest and be settled in accordance their terms, based on the participant’s performance for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions (amended as of March 22, 2016). Subject to the foregoing, any remaining PSUs will terminate as of the expiry date of the applicable performance period.
Unvested RSUs will continue to vest and be settled in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions (amended as of March 22, 2016).
Outstanding DSUs that would have vested on the next vesting date following the date of retirement shall be settled as of such vesting date. Subject to the foregoing, any remaining DSUs will terminate as of the date of retirement.

Management Information Circular	21

Resignation	Vested Unit Awards will be settled in accordance with their terms as of the date of resignation, after which time the Unit Awards will terminate.
Termination without Cause / Constructive Dismissal (not Change in Control)
Vested Unit Awards will be settled in accordance their terms as of the termination date.
Outstanding PSUs that would have vested on the next vesting date following the termination date, prorated to reflect the actual period between the commencement of the performance cycle and the termination date, based on the participant’s performance for the applicable performance period(s) up to the termination date, will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, any remaining PSUs will terminate as of the termination date.
Outstanding RSUs granted prior to March 22, 2016 that would have vested on the next vesting date following the termination date will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, outstanding RSUs with a grant date on or after March 22, 2016 and any remaining RSUs, will terminate as of the termination date (amended as of March 22, 2016).
Outstanding DSUs granted prior to March 22, 2016 that would have vested on the next vesting date following the termination date will be settled in accordance with their terms as of such vesting date. Unvested DSUs granted on or after March 22, 2016, shall vest and be settled in accordance with their terms as of such termination date, prorated to reflect the actual period between the grant date and the termination date. Subject to the foregoing, any remaining DSUs will terminate as of the termination date (amended as of March 22, 2016).

Change in Control
Unless otherwise determined by the Board or unless otherwise provided in the participant’s employment or award agreement, Awards do not vest and become immediately exercisable upon a change in control, unless:
•    the successor fails to continue or assume the obligations under the LTIP or fails to provide for a substitute award, or
•    if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason within two years following the change in control.

Termination with Cause	Outstanding Unit Awards (whether vested or unvested) are forfeited.

Performance Share Units
The Board approved a Performance Share Unit (“PSU”) grant for executives under the amended LTIP on April 4, 2016. The PSU parameters are as follows:
1.    Performance Measure
The Company uses 3-year relative Total Shareholder Return (“TSR”), a measure consistent with that of Company peers, for those companies that grant PSUs.

Management Information Circular	22

2.    Performance Periods
As per the terms of the LTIP adopted by Alamos in 2016, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year three years after the calendar year grant date. As such, the performance periods have been defined as:

•	Performance Period One = Date of Grant to 1st Year Anniversary

•	Performance Period Two = 1st Year Anniversary to 2nd Year Anniversary

•	Performance Period Three = 2nd Year Anniversary to 3rd Year Anniversary

•	Cumulative Performance Period = Date of Grant to 3rd Year Anniversary
The PSUs will vest on the 3rd anniversary from the date of grant (end of Cumulative Performance Period). As per the LTIP, PSUs may be settled in cash (based on the Market Price (5-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within 30 days of the vesting date.
3.    Performance Period Weightings
In order to ensure the performance factor for PSUs are focused on the long-term, the performance period weightings are as follows:

•	Performance Period One – 20%

•	Performance Period Two – 20%

•	Performance Period Three – 20%

•	Cumulative Performance Period – 40%
4.    2016 Performance Peer Group
The following is the performance peer group for the purposes of evaluating relative TSR. This group differs from the executive compensation benchmarking peer group in that it was established in 2015 and only includes precious metals mining companies and includes the TSX Gold Index as one of the peer group.

B2Gold Corp.	Centerra Gold Inc.	Detour Gold Corporation
Hecla Mining Company	IAMGOLD Corporation	New Gold Inc.
OceanaGold Corporation	Primero Mining Corp.	SEMAFO Inc.
Tahoe Resources Inc.	Torex Gold Resources Inc.	TSX Gold Index

5.    Performance Payout Factor (scale)
The number of PSUs that will vest is subject to:

•	Completion of the vesting period; and

•	Company performance relative to the Performance Peer Group.
The scale below reflects the level of risk embedded in the LTIP. There is the possibility of a zero payout (performance below P20) and the upper end of the scale has been set at a factor of 175% for performance above the 80th percentile. One hundred percent of payout has been mapped to the median or better for performance relative to peers. That said, in the case of a negative TSR, the payout factor will be capped at 100% even if TSR is above the 60th percentile of the peer group.

Management Information Circular	23

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Payout Factor (as a %)
Below 20th Percentile	0
20th to below 30th Percentile	25
30th to below 40th Percentile	50
40th to below 50th Percentile	75
50th to below 60th Percentile	100
60th to below 70th Percentile	125
70th to below 80th Percentile	150
Above 80th Percentile	175

Pension Plan
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund for the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the 1st of the month immediately following the completion of six (6) months of continuous service or earlier, subject to Board approval. The SERP has a rolling vesting provision of two (2) years. The Company credits 12% of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP Accumulation Sub-account. No other earnings may be included in this calculation and the executive does not contribute a cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account will be determined by the Authorized Administrative Agent and will take into account the notional employer contributions and the investment earnings thereon.
Upon retirement, which has been defined in the SERP as the 1st of the month following the 65th birthday of the executive (“Normal Retirement Date”), the executive is entitled to the SERP total accumulation account. Should an executive retire prior to the Normal Retirement Date, the executive is entitled to the SERP vested accumulation account. The Board has the discretion to deem the benefit entitlement to be the SERP total accumulation account if an executive retires prior to the Normal Retirement Date.
Upon total and permanent disability prior to the Normal Retirement Date, the executive’s benefit entitlement is to the SERP total accumulation account. Upon resignation or termination from the Company, the executive’s benefit entitlement is the SERP vested accumulation account. The Board has the discretion to deem the benefit entitlement to be the SERP total accumulation account in the case of termination of employment.
If the vested portion of the SERP total accumulation account is less than $100,000 the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP total accumulation account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (RCA) as defined under the Income Tax Act (Canada).
The table below outlines the notional value of each NEO’s account as at December 31, 2016 in US$ converted at the year-end 2016 exchange rate CAD$1.00=US$0.7448.

Management Information Circular	24

Name	Accumulated Value at Start of Year ($US)	Compensatory Change (2016) ($US)	Accumulated Value at Year-end ($US)
John A. McCluskey	265,717	174,456	440,173
Jamie Porter	125,383	85,068	210,451
Peter MacPhail	65,378	97,995	163,372
Christopher Bostwick	32,003	59,310	91,313
Dr. Luis Chavez(1)	n/a	n/a	n/a

(1)	Mr. Chavez does not participate in the SERP.
Employee Share Purchase Plan
On April 1, 2014, the Board of AuRico Gold approved an Employee Share Purchase Plan (“ESPP”) which continues to be employed by the Company following completion of the merger in 2015 (last approved by shareholders in 2015). The ESPP is designed to encourage employee savings through ownership of Common Shares. Alamos believes the ESPP aids in attracting, retaining, and encouraging employees to acquire an ownership interest in the Company.
Officers and employees of the Company and its subsidiaries (“Eligible Participants”), may elect to contribute between 1% and 10% of their base salary towards the purchase of Common Shares and the Company matches the contribution in an amount equal to 75% of the participant’s contribution. Participant and Company contributions vest immediately however participants are limited to one withdrawal per quarter.
The aggregate number of Common Shares to be reserved and set aside for issue from treasury under the ESPP is 0.2% of the issued and outstanding Common Shares from time to time on a non-diluted basis. The aggregate number of shares issued pursuant to the ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time the shares are issued (from treasury) (on a non-diluted basis). In the case of Common Shares issued from the Company’s treasury, the purchase price will be a price per Common Share equal to 100% of the volume-weighted average trading price of the Common Shares for the 5 trading days immediately preceding the end of the reporting quarter in respect of which the shares are issued, as reported by the Toronto Stock Exchange (“TSX”). For all other Common Shares purchased in the market, the purchase price will be the average purchase price of the Common Shares purchased by the Company on behalf of the participants through the TSX or the New York Stock Exchange, as applicable.
Upon disability, retirement, resignation or termination without cause/wrongful dismissal, or termination with cause, the Eligible Participant will have thirty (30) days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn. Upon death, the Eligible Participants’ personal representative will have thirty (30) days to elect to withdraw or sell all of the ESPP shares credited to the participant’s account. If such election is not made, the Participant's personal representative (or such other designated person) will automatically be deemed to have elected to withdraw the balance of Common Shares under the ESPP as of the date of death. No Common Shares credited to a participant’s account, nor any rights to receive Common Shares under the ESPP, may be assigned, transferred, charged, pledged or otherwise alienated, in any way by the participant other than by will or the laws of descent and distribution.
Subject to the requirements for shareholder approval in certain circumstances (as set out below), the Board may amend the ESPP at any time, provided, however, that no such amendment may materially and adversely affect any ESPP shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law (including TSX requirements). Without limiting the generality of the foregoing, the Board may make certain amendments to the ESPP without obtaining the approval of shareholders including, but not limited to:

•	Ensuring compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

•	Providing additional protection to shareholders;

•
Removing conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

•	Curing or correcting any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

Management Information Circular	25

•	Facilitating the administration of the ESPP;

•
Amending the definitions of the terms used in the ESPP, the dates on which participants may become eligible to participate in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of ESPP shares, the rights to sell or withdraw ESPP shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of ESPP shares, contributions or rights under the 2014 ESPP, the adjustments to be made in the event of certain transactions, ESPP expenses, restrictions on corporate action, or use of funds; or

•	Making any other change that is not expected to materially adversely impact the interests of the shareholders.
Shareholder approval shall be required for the following amendments:

•	Extending the date on which the shares will be forfeited or terminated in accordance with their terms;

•	Increasing the fixed maximum percentage or number of Common Shares reserved for issuance under the ESPP;

•	Revising the definition of “market price” or the method for determining the “purchase price” of shares that would result in a decrease in the purchase price of shares for the benefit of insiders;

•	Revising insider participation limits or the non-executive director limits;

•	Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;

•	Revising the definition of “eligible person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis;

•	Revising the definition of “employer’s contribution” that would result in a change to the employer matching contribution amount; and

•	Revising the amending provisions.
The ESPP will require shareholder approval for renewal in 2018. No amendments were made to the ESPP in the last fiscal year.
Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based awards and share-based awards (including RSUs and PSUs) held by the NEOs as at December 31, 2016. Values are in United States dollars converted at year-end rate for 2016 of CAD$1.00 = US$0.7448 for unexercised value.

Management Information Circular	26

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (US$)
John McCluskey	250,000	16.08	30/07/2017	-
	202,100	14.86	06/06/2018	-
	300,000	8.95	28/05/2019	69,266
	388,600	7.28	27/02/2020	573,070
	450,000	3.75	18/01/2023	1,846,732
Jamie Porter	100,000	16.08	30/07/2017	-
	66,700	14.86	06/06/2018	-
	120,000	8.95	28/05/2019	27,706
	103,600	7.28	27/02/2020	152,779
	180,000	3.75	18/01/2023	738,693
Peter MacPhail	27,627	19.05	08/01/2017	-
	27,627	15.53	13/01/2018	-
	45,836	13.8	07/02/2018	-
	64,341	7.74	13/12/2018	72,840
	18,262	18.86	28/02/2019	-
	137,957	7.76	12/12/2019	154,125
	180,000	3.75	18/01/2023	738,693
Christopher Bostwick	20,184	15.82	19/12/2017	-
	15,138	15.53	04/01/2018	-
	25,230	18.18	12/12/2018	-
	12,615	7.74	13/12/2018	14,281
	35,322	7.76	12/12/2019	39,462
	90,000	3.75	18/01/2023	369,347
Luis Chavez	12,615	22.42	16/01/2017	-
	17,661	15.82	19/12/2017	-
	12,615	13.8	07/02/2018	-
	25,230	18.18	12/12/2018	-
	12,615	7.74	13/12/2018	14,281
	35,322	7.76	12/12/2019	39,462
	90,000	3.75	18/01/2023	369,347

(1)	Calculation based on the closing price of the Common Shares on the TSX at December 31, 2016 of CAD$9.26, and includes both vested and unvested stock options.

Management Information Circular	27

Name	Share-based Awards
	Number of Unvested RSUs	Number of Vested RSUs	Market or Payout Value of RSUs that have not Vested	Market or Payout Value of Vested RSUs(1) not Paid Out or Distributed ($US)
John McCluskey	197,961	-	1,365,310	-
Jamie Porter	79,143	-	545,837	-
Peter MacPhail	-	-	-	-
Christopher Bostwick	2,663	-	18,367	-
Luis Chavez	5,179	-	35,719	-

(1)	Calculation based on the closing price of the Common Shares on the TSX at December 31, 2016 of CAD$9.26.

Name	Share-based Awards
	Number of Unvested PSUs	Number of Vested PSUs	Market or Payout Value of PSUs that have not Vested	Market or Payout Value of Vested PSUs(1) not Paid Out or Distributed ($US)
John McCluskey	98,101	-	676,585	-
Jamie Porter	39,240	-	270,634	-
Peter MacPhail	60,877	20,874	419,861	143,965
Christopher Bostwick	18,893	-	130,303	-
Luis Chavez	15,986	-	110,256	-

(1)	Calculation based on the closing price of the Common Shares on the TSX at December 31, 2016 of CAD$9.26.
Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2016. Values are in United States dollars converted at the average rate for 2016 of CAD$1.00 = US$0.7550 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year ($US)	Value vested Share-based Awards during the year ($US)	Non-equity incentive plan compensation – Value earned during the year ($US)
John A. McCluskey	-	464,417	721,403
Jamie Porter	-	153,190	354,086
Peter MacPhail	52,114	144,606	374,914
Christopher Bostwick	9,207	33,101	171,017
Luis Chavez	9,207	30,923	179,548

Management Information Circular	28

Gains Realized on Stock Options Exercised by NEOs in 2016
The table below summarizes the realized gains on stock options exercised by NEOs in 2016:

Name	Gains Realized on Stock Options (US$)
John McCluskey	-
Jamie Porter	176,563
Peter MacPhail	197,925
Christopher Bostwick	-
Luis Chavez	-

Gains Realized on Restricted Share Units Settled by NEOs in 2016
The table below summarizes the realized gains on RSUs settled by NEOs in 2016:

Name	Gains Realized on Restricted Share Units (US$)
John McCluskey	464,417
Jamie Porter	153,190
Peter MacPhail	-
Christopher Bostwick	33,101
Luis Chavez	13,963

Gains Realized on Performance Share Units Settled by NEOs in 2016
The table below summarizes the realized gains on PSUs settled by NEOs in 2016:

Name	Gains Realized on Performance Share Units (US$)
John McCluskey	-
Jamie Porter	-
Peter MacPhail	72,203
Christopher Bostwick	-
Luis Chavez	-

Stock Option Re-pricing
No stock options held by the NEOs are permitted to be, or were, re-priced downward during the Company’s most recently completed financial year ended December 31, 2016.
Managing Compensation-Related Risk
The Board and the HRC have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by directors and executive officers:

Management Information Circular	29

•
The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. Specifically, the payout for the executive should be deferred until the long-term impact of the action that is taken can be assessed and determined.

•
Incentive compensation awards are based upon achievement of both corporate and individual objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance based compensation, with short and long term performance conditions.

•	Each director and executive officer of the Company is required to comply with the minimum equity ownership requirements of the Company (see “Minimum Equity Ownership Requirement”).

•	The HRC has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.

•
The long-term incentives available to executives are subject to vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.

•
The Board has adopted an Executive Compensation Claw-back Policy concerning awards made under the Company's incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

•
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company's financial statements;

•	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

•	the incentive compensation payment received would have been lower had the financial results been properly reported.

•
The Company’s Insider Trading Policy prohibits directors, officers, employees or any other or person retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to securities in the Company; (b) hold securities of the Company in margin accounts; or, (c) pledge securities of the Company as collateral.

Summary of Compensation
The following table is a summary of compensation paid to the NEOs of Alamos for the financial years ended December 31, 2016, 2015, and 2014. All figures are in United States dollars unless otherwise indicated. Compensation earned in Canadian dollars has been converted into United States dollars at the average 2016 exchange rate of CAD$1.00 = US$0.7550. The value of option-based awards and share-based awards are translated into United States dollars at the exchange rate in effect on the date of the grant.

Management Information Circular	30

Name		Salary USD	Share-based Awards(1)USD($)	Option-based Awards(2) USD($)	Annual Non-Equity Incentive USD($)	Pension USD($)	All Other Compensation USD($)	Total Compensation USD($)
John McCluskey(3) President and Chief Executive Officer	2016	554,925	509,624	469,908	721,403	176,845	552,876	2,985,581
	2015	560,964	622,356	695,986	804,781	175,950	532,248	3,392,284
	2014	633,710	711,363	770,336	327,945	119,312	10,313	2,572,979
Jamie Porter(4) Chief Financial Officer	2016	320,875	203,849	187,963	354,086	86,233	232,149	1,385,155
	2015	286,729	248,708	278,323	336,303	80,120	222,415	1,452,598
	2014	316,855	283,592	308,135	172,290	59,661	3,523	1,144,056
Peter MacPhail(5) Chief Operating Officer	2016	339,750	203,849	187,963	374,914	99,337	278,400	1,484,212
	2015	313,672	-	-	394,961	68,652	316,278	1,093,562
	2014	330,435	143,189	286,376	330,435	-	51,697	1,142,131
Luis Chavez(6) Senior Vice President, Mexico	2016	277,000	83,048	93,982	179,548	-	163,745	797,323
	2015	271,740	-	-	170,000	-	146,682	588,422
	2014	253,750	53,292	74,020	152,250	-	22,048	555,360
Chris Bostwick(7) Vice President, Technical Services	2016	249,150	98,148	93,982	171,017	60,123	187,595	860,014
	2015	241,200	-	-	-	33,606	188,515	463,321
	2014	273,699	54,752	74,020	164,219	-	56,667	623,357

(1)
These amounts represent the fair value of the RSUs granted to the respective Named Executive Officers in 2014 and 2015.  In 2016, NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD$6.90 being the “Market Price” of the Common Shares on grant date as provided for in the RSU Plan.

(2)    The grant date fair value of option-based awards for 2016 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	0.32%	0.92%
Expected dividend yield	0.70%	0.70%
Expected stock price volatility	49%	49%
Expected option life, based on terms of the grants (months)	42	84
Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.

(3)
Mr. McCluskey’s salary reflects his base salary earnings in the year. He did not receive a salary increase in 2016 and therefore his salary remained CAD$735,000. “All Other Compensation” in 2016 includes a club dues allowance, executive medical health coverage, parking fees, value of the employer match of his share purchases under the ESPP and the second payment of his retention bonus which amounted to CAD$630,000. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.

(4)
Mr. Porter’s salary reflects his base salary earnings in the year and included a 10.9% salary increase effective January 1, 2016 from CAD$383,250 to CAD$425,000 based on his performance and position in the range. “All Other Compensation” in 2016 includes executive medical health coverage, value of the employer match of his share purchases under the ESPP and the second payment of his retention bonus which amounted to CAD$268,013. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.

(5)
Mr. MacPhail’s salary reflects his base salary earnings in the year. He did not receive a salary increase in 2016 and therefore his salary remained CAD$450,000. “All Other Compensation” in 2016 includes executive medical health coverage, the value of the employer match of his share purchases under the ESPP, the employer match of his RRSP contributions, and the second payment of his retention bonus which amounted to CAD$321,903. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains. Mr. MacPhail’s 2014 and the first half of 2015 compensation reported was earned at AuRico Gold.

(6)
Dr. Chavez’s salary reflects his base salary earnings in the year and included a 1.9% salary increase effective January 1, 2016 from US$271,740 to US$277,000. “All Other Compensation” in 2016 includes enhanced medical health coverage and the value of the employer match of his share purchases under the ESPP and the second payment of his retention bonus which amounted to $121,954.

(7)
Mr. Bostwick’s salary reflects his base salary earnings in the year and included a 1.9% salary increase effective January 1, 2016 from CAD$323,820 to CAD$330,000. “All Other Compensation” in 2016 includes executive medical health coverage, the value of the employer match of his share purchases under the ESPP and the second payment of his retention bonus which amounted to CAD$217,561. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.

Management Information Circular	31

CEO Compensation
The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO total compensation and the next highest NEO in 2016 was 2.0 times. This reflects the level of responsibility of the CEO, as well as a difference in experience of the CEO relative to the next highest NEO at Alamos. Peer group data for 2016 was not available at the time of writing this Circular. For 2015 and relative to the Company peer group, the CEO differential of 2.3 times that of the next highest-paid NEO fell at P75 of the peer group.
CEO compensation as a percentage of three year average earnings relative to the peer group was not reported as the merger between Alamos and AuRico Gold in July 2015 resulted in earnings for the merged company only being available for a portion of that three year period. Further, the Company reported a loss for the second half of 2015 and in 2016, rendering this calculation not relevant.

Differential between CEO Total Compensation and Next Highest NEO	Total Compensation of the CEO as a Percentage of 2016 Earnings ($17.9M loss)	Total Compensation of the CEO as a Percentage of 3 Year Average Earnings
2.0x	N/A	N/A

CEO Realized vs Realizable Pay
Alamos and AuRico Gold merged on July 2, 2015, with Alamos inheriting the historical financial and share price performance of AuRico Gold prior to the merger. As such, the Company has not reported on 3-year TSR for the period January 1, 2014 to December 31, 2016 vs. CEO total compensation given that the current CEO of Alamos had no involvement with AuRico Gold prior to the merger. The Company has reported TSR for the six-month period following the merger (completed in July 2015) as well as TSR for the year ended December 31, 2016.
Notes:
•2015 compensation was pro-rated from July 2, 2015 – December 31, 2015, with the exception of the retention bonus.

•	2015 compensation converted to USD at $0.7564 which was the average exchange rate between July 2, 2015 – December 31, 2015.
•TSR and TSX Global Gold Index July 2, 2015 – December 31, 2015.

•	Realized pay includes base salary, bonus, retention bonus, share-based and option-based awards from previous years received in cash, club dues, ESPP employer match.

•	Realizable pay includes base salary, target bonus, retention bonus, the value of share-based and option-based awards granted in that year, club dues, ESPP employer match.
Company Performance
Alamos had a strong year in 2016 having reached many milestones, most notably:

•	Achieved guidance with record gold production of 392,000 ounces in 2016 at total cash costs of $797 per ounce;

•	Sold 389,151 ounces of gold at an average realized price of $1,239 per ounce for revenues of $482.2 million;

•
Generated positive free-cash flow at each of the Company’s operations for total mine-site free cash flow of $35.4 million for the year, including $26.8 million from Mulatos, net of all capital and exploration spending;

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•	Obtained the EIA approval for Phase I of the La Yaqui project in Mexico;

•	Increased mineral reserves at La Yaqui by 519,000 ounces, or 583% to 608,000 ounces of gold;

•	Closed the acquisition of Carlisle Goldfields Limited, consolidating ownership of the Lynn Lake project for $20.4 million; and

•	Announced the receipt of forestry permits for the Kirazlı project in Turkey in early January 2017.
Relative Performance – TSR vs. Peers
The graph below depicts relative TSR performance compared to the Company’s peer group (as disclosed in the Section “Peer Group” on page 15) for four periods: (1) Fiscal year 2016, (2) the period since the merger of Former Alamos and AuRico Gold to December 31, 2016, (3) three years and (4) five years.
Alamos’ relative TSR performance in 2016 and since the merger falls between the median and P75 of its peer group. It should be noted that Alamos inherited the AuRico Gold financial statements rendering the 3-year and 5-year TSR irrelevant as they include AuRico Gold historical financial performance, for which the majority of Alamos’ management team (9 of 12 executives) had no control over.
Source: Hugessen Consulting February 21, 2017. “Pay For Performance Analysis”. Data from S&P Capital IQ
Relative Performance – Growth Measures
The following table depicts the Company’s performance relative to peer growth measures including annualized revenue, annualized total assets, annualized EBITDA and production over the short (one year), medium (3 year) and long (5 year) term. As previously noted, Alamos inherited the AuRico Gold financial statements therefore negatively impacting certain medium and long-term growth and return metrics. Focusing on the results post-merger, for reasons noted earlier, Alamos’ relative growth performance has been greater than P75 on revenue growth, at median on asset growth yet below median on EBITDA and production. EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Relative Performance – Growth Measures
Source: Hugessen Consulting February 21, 2017. “Pay For Performance Analysis”. Data from S&P Capital IQ
NM = As a result of 2013 EBITDA of AuRico Gold being negative, the 3-year annualized EBITDA growth calculation does not yield a meaningful result.
Relative Performance – Return Metrics
Going forward, the Company is focused on disciplined capital allocation and investing in the development of its long-term project pipeline to generate strong returns. The Company’s performance on return metrics, as shown in the table below, reflects Alamos inheriting the financial statements and historical financial performance of AuRico Gold on the merger in July, 2015.
Relative Performance – Return Metrics

15
10
5
0
-5
-10
-15
-20
2016
3-Year
5-Year
ROE
2016
3-Year
5-Year
ROA
2016
3-Year
5-Year
ROCE
Gold Peers Summary Statistics
P75
Median
P25
AGI

Hugessen Consulting February 21, 2017. “Pay For Performance Analysis”. Data from S&P Capital IQ
Annual Non-Equity Incentive
The HRC determines, on a discretionary basis, annual non-equity incentive awards to be paid to the executive officers of the Company in respect of a financial year based on both individual and corporate performance, as well as the recommendations of the CEO (regarding other NEOs). Each executive officer is responsible for presenting specific individual goals and objectives to the Board

Management Information Circular	34

for review and approval on an annual basis. The CEO approves, on a discretionary basis, annual non-equity incentives to be paid by the Company to all other eligible employees of the Company in respect of a financial year. Annual non-equity incentive targets are set based on peer group benchmarking, and an internal review for internal equity purposes. An annual non-equity incentive is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating or financial metrics that can generally be improved on a year over year basis. The Company metrics are outlined in the table below under “Corporate Metrics”. All executives other than the CEO, CFO and COO have a 50:50 weighting of their individual and corporate metrics. The CFO and COO have a weighting of 75:25 corporate metrics and individual goals, whereas the CEO is measured entirely on performance relative to corporate metrics.
Details of the Plan
The annual non-equity incentive plan is structured to recognize individual and Company-wide performance. Goal achievement equates to a 100% target payout, while exceeding goals is recognized by a target payout of up to 200%. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout levels are expressed in ranges and as percentages of base salary.
The NEOs are measured on their individual goals and on the corporate metrics which are set out in the table below. The CEO’s annual non-equity incentive is weighted at 100% corporate metrics while the Chief Financial Officer and the Chief Operating Officer corporate and individual metrics are weighted 75:25, corporate metrics to individual performance. All other executive annual non-equity incentives are weighted 50:50 corporate metrics to individual performance.
The HRC and the Board considered the individual and corporate goals and results for 2016 and determined that the overall corporate performance was rated at 103.8% of target bonus. At the discretion of the Board, the CEO’s bonus was paid at 130% of his base salary (target bonus is 125% of base salary). Overall bonus awards (corporate and individual metrics) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Salary
John A. McCluskey, CEO	125%	130%
Jamie Porter, CFO	100%	110%
Peter MacPhail, COO	100%	110%
Christopher Bostwick, VP, Technical Services	60%	69%
Luis Chavez, SVP, Mexico	60%	67%

Chief Executive Officer (“CEO”)
The CEO is to be the leader of an effective and cohesive management team, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company, and bear chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with, and is accountable, to the Board in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2016 was based on the excellent corporate results achieved for the year which resulted in the share price of the Company increasing by over 100% and significantly outperforming its peers. Additionally, Mr. McCluskey’s bonus was based on the significant role he played in obtaining forestry permits for the Kirazlı project in Turkey.
Chief Financial Officer (“CFO”)
The CFO reports to the CEO and manages the Company’s financial reporting, internal control, treasury, information technology, investor relations and certain corporate development functions. The CFO is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Porter’s bonus in 2016 was based on increasing the Company’s financial strength through the monitoring and control of capital spending, financing transactions including a new revolving credit facility, high-yield bond re-purchases and flow-through financings and the realization of merger synergies associated with the acquisitions of both AuRico Gold and Carlisle Goldfields Limited.

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Chief Operating Officer (“COO”)
The COO contributes to the establishment of the Company’s operational, financial, and sustainability objectives. Mr. MacPhail’s bonus in 2016 was based on a number of factors including achieving production guidance and consolidated cost guidance at the operational level, successfully transitioning from contractor to owner development at Young-Davidson mine, fundamentally changing the San Carlos mine economics by switching to concentrate sales from concentrate leaching improving recoveries and increasing cash flow. Other factors included a successful organizational change at the Mulatos mine.
Vice President, Technical Services
The Vice President of Technical Services is responsible for overseeing all annual reserve and resource reporting, technical services functions at site, continuous improvement, life of mine planning and costing, and technical due diligence for corporate development. Mr. Bostwick’s 2016 bonus was based on the achievement of site production and cost guidance, the successful completion of NI 43-101 technical reports, advancing the feasibility study for the Lynn Lake project, and advancing various corporate development initiatives.
Senior Vice President, Mexico
The Senior Vice President of Mexico is responsible for government relations, regulatory affairs at the community, state and federal levels, land management and permitting matters in Mexico. Dr. Chavez’s 2016 bonus was based on successfully securing land access across the Mulatos district and allowing for expanded exploration efforts. In addition, he secured a new long-term agreement with the Mulatos Ejido, aided in resolving legal matters, and held successful meetings with local, state and federal authorities.
Corporate Metrics
Below is a summary of the corporate metrics defined for the executive team that were used in determining 2016 awards. The results reported under the “2016 Results” column were those achieved in the period January 1, 2016 to December 31, 2016. Each metric has a range defining a threshold, target and maximum. If a result falls 25% below target, the rating is zero. Target equates to 100% while 15% or higher than target equates to 150% rating.
The 2016 metrics and associated weightings were:

•	Growth and Creating Shareholder Value – 30%

•	Financial Performance – 30%

•	Operational and Sustainability – 40%
The following table states the 2016 targets and the 2016 results, including the weightings.

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Corporate Metric	Metric Weight	Description	Commentary	2016 Rating
1. Growth and Creating Shareholder Value – 30%
• Resource increase & reserve replacement	10%	(1) Replace 150k oz of reserves at Mulatos. (2) Add 200-250k oz to global resource base.	#VALUE!	15%
• Advance projects through permitting to the construction stage through achievement of community relations, land access and permitting progress	10%	(1) Obtaining EIA for La Yaqui. (2) Ramping up UG throughput at YD. (3) Finalizing Ejido agreement/Advancing Mulatos relocation. (4) Securing expansion surface access rights at Mulatos. (5) Advance the Lynn Lake Project Feasibility Study. (6) Advance permitting for projects in Turkey.	(1) La Yaqui MIA was approved on September 24th. The La Yaqui Phase 1 project is now under construction. (2) The ramp-up to 7,000 tpd was achieved in December 2016. (4) New Temporary Occupation Agreement completed in December 2016. Mulatos relocation ongoing with planned completion in 2017. (5) Feasibility Study for Lynn Lake on track. (6) Obtained forestry permits for the Kirazlı project in Turkey.	15%
• Assess M&A, Financing, other strategic opportunities	5%	(1) Accretive financing, M&A or other strategic transactions.	1. Closed Carlisle Goldfields Limited acquisition and completed integration in January 2016. 2. Finalized Alamos-AuRico merger integration in Q1-2016 with final synergies of US$22M annually compared to budget of US$10M. 3. Completed Flow-Through financings in 2016 for total proceeds of US$20M. 4. Purchased strategic investment in Corex Gold Corp by way of private placement. 5. Participated in AuRico Metals private placement, maintaining Alamos’ pro rata ownership.	5%
• YTD Share Price Performance Relative to Peers and TSX Gold Index	5%		AGI: 104% Peer Group: 60% TSX Global Gold Index: 50%	7.5%
2. Financial- 30%
• Net Earnings (after Tax)	10%
These metrics are calculated in accordance with IFRS and the targets each year are based on the Company's Board approved budget.
The above metrics should be normalized to adjust for items that are not within management’s direct control or ability to influence. Such adjustments should include normalizing for:
(1) Commodity prices (gold and silver).
(2) FX rates – adjusting for unrealized foreign exchange gains and losses.
(3) Gains or losses on portfolio investments.
(4) Unusual or one-time other gains and losses (these should be clearly identified and explained by management why adjusted for), including impairment charges and certain mark-to-market adjustments.
(5) M&A (cash spending or share issuances) or transaction related costs as these should be evaluated as part of the growth or M&A metric.
The existing metrics are good reflections of the Company`s economic performance and ability to generate risk-adjusted, after-tax returns.
			Full year 2016 earnings were impacted by foreign exchange losses within FX loss and deferred taxes. Offsetting this was a higher actual realized gold price in 2016 of $1,239 compared to a budget of $1,100 per ounce. Conclusion: Performance slightly below plan.	7.5%
• Return on Average Assets (Excl Cash and Short-term Investments)	10%		After normalizing for gold price and FX noted above, ROA was slightly below plan.	7.5%
• Return on Equity	10%		After normalizing for gold price and FX noted above, ROE was slightly below plan.	7.5%

Management Information Circular	37

Corporate Metric	Metric Weight	Description	Commentary	2016 Rating
3. Operational and Sustainability – 40%
• Global Gold Production	15%	Gold production at all sites.	Global gold production was a record 105k ounces in Q4 to finish at 392,000 for the year, within guidance.	12%
• Global Total Cash Costs per Ounce	5%	Consolidated total cash costs per ounce sold, including government and third party royalties.	Slightly below guidance of $800.	4.8%
• Global Total All in Sustaining Cash Costs	5%	< $800 /oz and AISC < $1,000 / oz	2016 AISC is slightly above guidance of $975 mainly due to the impact of stock-based compensation expense (non-cash revaluation) due to share price performance of AGI.	4.5%
• Global Capital Expenditures	5%	Complete the ramp up at Young-Davidson (development targets, transition to owner development, 7k tpd underground mining throughput target) within budgeted capital guidance of US$85-US$95M and achieve positive cash flow by end of year.	YD was in line with guidance at $95 million in 2016 for the first time.	3.8%
• Safety	5%	Reported as # of LTI’s / 200,000 exposure hours worked. Target is 10% lower than 2015 target.	Performance exceeded targeted levels.	7.5%
• Environmental and Sustainability	5%	Environment: All incidents that are required to be reported to Regulator & by site Risk Ranking.	Performance exceeded targeted levels.	6.3%
				103.8%

Termination and Resignation for Good Reason
As at December 31, 2016, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the term of their employment agreements is indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months' base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual Medcan membership), paid by the Company, a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months' base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual Medcan membership), paid by the Company, a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
John A. McCluskey, President and CEO
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$735,000 effective January 1, 2016 payable in

Management Information Circular	38

equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,000 medical benefit allowance as part of an executive medical plan established in 2010. Mr. McCluskey also has an annual medical benefit with a private healthcare provider valued at CAD$6,971 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. In connection with the completion of the merger, Mr. McCluskey received a retention bonus of CAD$630,000 in 2016 under the terms of his Retention Agreement signed in 2015 and previously disclosed. His compensation is reviewed annually by the Board, and may be increased at the Board's discretion each year. Mr. McCluskey is also eligible for a discretionary annual cash bonus. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company ESPP.
Jamie Porter, CFO
Mr. Jamie Porter acts as CFO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$425,000 effective January 1, 2016 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. Porter also has an annual medical benefit with a private healthcare provider valued at CAD$4,876 per annum. Mr. Porter received a retention bonus of CAD$268,013 in 2016 under the terms of his Retention Agreement signed in 2015 and previously disclosed. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Mr. Porter is also eligible for a discretionary annual cash bonus. Mr. Porter is entitled to 25 days of paid vacation each year. Mr. Porter participates in the Company ESPP.
Peter MacPhail, Chief Operating Officer
Mr. Peter MacPhail acts as COO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$450,000 effective January 1, 2016 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. MacPhail also has an annual medical benefit with a private healthcare provider valued at CAD$4,876 per annum. Mr. MacPhail received a retention bonus of CAD$321,903 in 2016 under the terms of his Retention Agreement signed in 2015 and previously disclosed. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Mr. MacPhail is also eligible for a discretionary annual cash bonus. Mr. MacPhail is entitled to 25 days of paid vacation each year. Mr. MacPhail participates in the Company ESPP.
Christopher Bostwick, Vice President, Technical Services
Mr. Christopher Bostwick acts as Vice President, Technical Services of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$297,150 effective January 1, 2016 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. Bostwick also has an annual medical benefit with a private healthcare provider valued at CAD$4,045 per annum. Mr. Bostwick received a retention bonus of CAD$217,561 in 2016 under the terms of his Retention Agreement signed in 2015 and previously disclosed. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Mr. Bostwick is also eligible for a discretionary annual cash bonus. Mr. Bostwick is entitled to 20 days of paid vacation each year. Mr. Bostwick participates in the Company ESPP.
Luis Chavez, Vice President, Mexico
Dr. Luis Chavez acts as Senior Vice President, Mexico of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of US$277,000 effective January 1, 2016 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical and dental benefit program offered to all its employees in Canada. Dr. Chavez received a retention bonus of CAD$121,954 in 2016 under the terms of his Retention Agreement signed in 2015 and previously disclosed. His compensation is reviewed annually by the CEO and the Board, and may be changed at its discretion each year. Dr. Chavez is also eligible for a discretionary annual cash bonus. Dr. Chavez is entitled to 20 days of paid vacation each year. Dr. Chavez participates in the Company ESPP.

Management Information Circular	39

Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2016 and presented in United States dollars converted at the year-end 2016 exchange rate of CAD$1.00=US$0.7448:

Name	Base Fee (US$)	3-Year Average Bonus ($US)	Benefits ($US)	SERP ($US)	Option-based Awards ($US)	Share-based Awards ($US)	Total ($US)
John McCluskey	1,094,856	1,165,240	10,526	440,173	2,489,068	2,041,895	7,241,758
Jamie Porter	633,080	540,874	7,363	210,451	919,179	816,471	3,127,417
Peter MacPhail	670,320	678,550	7,363	163,372	965,658	563,828	3,049,091
Christopher Bostwick	368,676	227,124	6,108	91,313	423,089	148,671	1,264,981
Luis Chavez	415,500	226,212	42,018	0	423,089	145,975	1,252,794

Performance Graph
The following graph compares the yearly percentage change in the cumulative performance of the Alamos Common Shares with the S&P/TSX Global Gold Index for the period from January 1, 2012 to December 31, 2016 assuming a $100 investment in its Common Shares.
Comparison of Performance since January 1, 2012 between the Company’s Common Shares and the S&P/TSX Global Gold Index
Over the period of 2012 to 2016, the Company’s share price performed in line with the S&P/TSX Global Gold index with recent performance in 2016 outperforming the S&P/TSX Global Gold index.

Management Information Circular	40

Report on Director Compensation
Effective January 1, 2016, annual director fees are paid to non-employee directors as follows:

Position	Fees (1)($US)
Chair of the Board	113,250
Board Member	52,885
Audit Committee Chair	15,100
Technical and Sustainability Committee Chair	15,100
Human Resources Committee Chair	15,100
Corporate Governance and Nominating Committee Chair	15,100
Member – Audit Committee	7,550
Member - Technical and Sustainability Committee	7,550
Member – Human Resources Committee	4,530
Member - Corporate Governance and Nominating Committee	3,775

(1)	Values are in United States dollars converted at the average rate for 2016 of CAD$1.00 = US$0.7550.
The Board reviewed and approved director compensation – annual retainer for the Chair and Board members, committee chair and member fees – on March 22, 2016 and concluded that no change in fees was necessary given the adoption of the former AuRico Gold director compensation practices at the time of the merger. Directors are not paid meeting attendance fees. A review of director compensation in early 2016 determined that director total compensation (retainers and DSUs) grants fall between P50 and P75 in relation to the Company’s peer group while the Chair’s total compensation is slightly above P75. Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a director.
During the financial year ended December 31, 2016, the independent directors received the following compensation for services provided to the Company. All figures are in United States dollars. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate for 2016 of CAD$1.00 = US$0.7550.

Name	Fees Earned	Share-Based Awards - Incentive Plan Compensation(1)	All Other Compensation	Total Compensation
Paul Murphy	113,250	141,182	-	254,432
Mark Daniel	71,725	74,308	-	146,033
Patrick Downey	64,930	74,308	-	139,238
David Fleck	75,500	74,308	-	149,808
David Gower	64,930	74,308	-	139,238
Claire Kennedy	64,175	74,308	-	138,483
Ronald Smith	71,725	74,308	-	146,033
Kenneth G. Stowe	72,480	74,308	--	146,788

(1)
Represents the “Value Vested During Year”. In 2016, the only form of share-based awards granted to directors were DSUs, which vest immediately on grant and are fair valued using the Black-Scholes option pricing model which approximates the share price on date of grant.

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Outstanding share-based awards and option-based awards
The following table sets out the outstanding option-based awards held by the independent directors as at December 31, 2016.

Name	Option-Based Awards
	Number Of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date D/M/Y	Value Of Unexercised In-The-Money Options (US$)
Paul Murphy	-	-	-	-
Mark Daniel	11,051	19.05	08/01/2017	-
	11,051	15.53	13/01/2018	-
	37,845	21.47	14/11/2018	-
	12,615	16.97	23/03/2019	-
Patrick Downey	11,051	19.05	08/01/2017	-
	11,051	15.53	13/01/2018	-
	37,845	21.47	14/11/2018	-
	12,615	16.97	23/03/2019	-
David Fleck	-	-	-	-
David Gower	-	-	-	-
Claire Kennedy	-	-	-	-
Ron Smith	17,661	15.61	19/05/2017	-
	12,615	19.77	18/04/2018	-
	12,615	16.97	23/03/2019	-
Kenneth Stowe	-	-	-	-

(1)	Calculation based on the closing price of the Common Shares on the TSX at December 31, 2106 of CAD$9.26.
The Company no longer grants stock options to directors.
Outstanding DSU Awards
Non-executive directors may receive a portion or all of their director’s compensation as DSUs, which represents an investment by directors in Alamos similar to share ownership. Each director may elect to receive all of their director fees as DSUs. The intention of granting DSUs is to further align the interests of directors with those of shareholders. In addition, while serving as a director, DSUs cannot be paid out. DSUs are paid in full to the director following termination of board service. Each DSU vests immediately and represents the right of the director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or the date on which the director ceases to hold all positions with the Company (for DSUs granted under the LTIP).
The HRC, in consultation with outside consultants and Management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its directors at median of the Company’s peer group.
All incoming directors receive an initial grant of DSUs at a value of approximately CAD$100,000 based on the closing share price of the shares on the TSX on the date immediately preceding the finalization of the Board resolution approving such grant.
The Company no longer grants RSUs to directors.

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The following table sets out the outstanding DSUs and RSUs held by the non-executive directors as at December 31, 2016. Values are in United States dollars converted at the year-end rate of CAD$1.00 = US$0.7448 for unexercised value:

Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out ($US)	RSUs Outstanding and Vested(2)	Market Value Of Vested RSUs(1) Not Paid Out ($US)
Paul Murphy	75,611	521,479	-	-
Mark Daniel	27,128	187,101	14,337	98,880
Patrick Downey	27,128	187,101	14,337	98,880
David Fleck	50,656	349,368	-	-
David Gower	44,057	303,856	-	-
Claire Kennedy	39,230	270,565	-	-
Ron Smith	36,422	251,197	14,337	98,880
Kenneth Stowe	44,057	303,856	-	-

(1)	Calculation based on the closing price of the Common Shares on the TSX at December 31, 2016 of CAD$9.26.

(2)	RSUs granted by AuRico Gold, prior to the July 2, 2015.
Minimum Equity Ownership Requirements
On March 31, 2016, the Company adopted Minimum Equity Ownership Requirements for directors and officers. Alamos non-executive directors are required to own Common Shares or DSUs having an aggregate value equivalent to three times the annual cash retainer. Directors are expected to achieve this threshold by the later of December 31, 2018 and the date that is the three year anniversary of the date the individual became a director of Alamos. The CEO is required to own Common Shares or RSUs (vested or unvested) having an aggregate value equivalent to three times his annual base salary. Each of the other executive officers is required to own Common Shares or RSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Officers are expected to gradually achieve these ownership levels over a period of five years from the later of December 31, 2016 or the date on which they became executive officers.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
The independent directors meet in the absence of the non-independent director at each meeting of the Board. The sessions are presided over by the Company’s independent Chairman. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent directors.
The Board has also adopted written position descriptions for the Chairman of the Board and the CEO in order to delineate their respective roles and responsibilities. The responsibilities of the Chairman of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chairman of the Board is also required to

Management Information Circular	43

coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board's requirement to be informed and independent.
It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he or she shall not sit on more than five outside public company boards in addition to that of the Company. As of the date of this Circular, all of the directors of the Company are in compliance with this policy of the Board.
Director Independence
Eight of the Company’s nine directors are “independent” within the meaning of National Instrument 58-101 and one is not independent. John McCluskey is not an independent director because of his position as President and CEO. The current Chair of the Board, Paul Murphy, is an independent director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board Mandate, will designate one of the independent directors as the lead director.
The Board is responsible for determining whether or not each director is an independent director. In 2015 the Board adopted a Director Independence Policy which assists the Board in determining whether a director is independent within the meaning of National Instrument 58‐101 (Disclosure of Corporate Governance Practices) and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.
This policy also requires each director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such director’s personal circumstances change in a manner that may affect the board’s determination of whether such director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the director continue to serve.
We have listed in our information about director nominees starting on page 6, including the boards of other issuers certain of our directors sit on. As of March 29, 2017, no members of our Board served together on the boards (or board committees) of other public companies.
Attendance Record in 2016 for Directors
The table below summarizes the number of Board and committee meetings attended by each director during 2016. The directors’ attendance records are also included in the director profiles above. Each director and director nominee attended 97% of the Board meetings and committee meetings (during which time they were a member) from January 1, 2016 to present.
In-camera sessions without management present are held at each meeting of the Board and Board committee meetings.

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Board/Committee	Number of Meetings
Board of Directors	6 meetings
Audit Committee	5 meetings
Human Resources Committee	3 meetings
Corporate Governance and Nominating Committee	4 meetings
Technical and Sustainability Committee	4 meetings

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Overall Attendance
Mark Daniel	6 of 6		3 of 3*	4 of 4	-	100%
Patrick Downey	6 of 6	5 of 5	3 of 3	-	-	100%
David Fleck	6 of 6	5 of 5		4 of 4*	-	100%
David Gower	6 of 6	-	3 of 3	-	4 of 4	100%
Claire Kennedy	5 of 6	-	-	3 of 4	3 of 4	79%
John A. McCluskey	6 of 6	-	-	-	-	100%
Paul Murphy	6 of 6*	-	-	-	-	100%
Ronald Smith	6 of 6	5 of 5*	-	4 of 4	-	100%
Kenneth Stowe	6 of 6		3 of 3	-	4 of 4*	100%
*    Chair of the Board/Committee applicable.

Ethical Business Conduct
The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery and Anti-Corruption Policy in order to, among other things, encourage and promote a culture of ethical business conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.
For purposes of orientation, all new directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board or when appropriate, Board committees, including maintaining relevant professional designations.

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Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee and the performance of individual directors. The detailed survey includes a both a self and peer review process for each individual director, both with respect to the board and its committees.
Assessment of individual Board member effectiveness is the principal criteria for retention. Accordingly therefore the Company does not have a formal term limit retirement age for directors.
Board and Executive Management Succession Planning
In 2016, the CGNC commenced a five-year executive management succession, training and coaching program. The program which is facilitated by an experienced outside consultant, is designed to ensure adequate succession and contingency planning is in place for each of the C-suite roles, namely the CEO, CFO and COO. The program aims to both build capacity among internally identified candidates; as well, evaluate the skillset and experiences required for these key roles going forward. Succession planning is discussed at each meeting of the CGNC.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy. The Director Education Policy, provides, among other things, reimbursement of expenses for director courses and self-study. A number of our directors hold the ICD.D designation from the Institute of Corporate Directors and in connection with the same are required to maintain a certain minimum number of professional education hours. In 2016, the Company held a full-day education session for all directors, focusing on enterprise risk management. The program was customized for the Company by an outside facilitator expert. This was an area of focus determined as a priority by the CGNC. In addition, the directors that are part of the Technical and Sustainability Committee, attended site visits on the following dates:

•	October 17, 2016 to October 20, 2016 – Mulatos Mine, Mexico; and

•	May 4, 2016 to May 5, 2016 – Young-Davidson Mine, Ontario, Canada.
Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess board composition, to help with the Board’s ongoing development and to assist in recruiting new directors in the future. The following table shows the number of directors who have particular expertise according to the self-assessments which each of them completed in early 2017.

Self-Assessment of Skills and Expertise	Number of Alamos Directors with Expertise
Strategy and Leadership - Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.	7
Operations and Exploration - Experience with a leading mining or resource company with reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.	4
Metals and Mining - Knowledge of the mining industry, market, international regulatory environment and stakeholder management.	6
Finance - Experience in the field of finance, investment and/or in mergers and acquisitions.	7
Public Policy/Government Relations/Political Risk - Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally.	5
Human Resources - Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation.	5
Accounting - Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business.	5
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or other countries or regions where the Company has or are developing operations.	6
Corporate Governance/Legal - Knowledge of corporate governance best practices and legal issues facing directors and operations of publicly listed entities.	5

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Board and Management Diversity
The Board of Directors is comprised of 11% (1 of 9) women and the executive team is comprised of 17% (2 of 12) women.
Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect while also recognizing the value of diversity within our organization as a key value driver.
In 2016, the Board adopted a written diversity policy which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:

•
Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments; (b) consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;

•
Considers the level of representation of women on the Board and in Officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as Management and in general with regard to succession planning for the Board and Management; and

•	When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.
Recognizing the need for considered and effective progression in respect of this Policy, success will be measured based on, among other things, the relative increase in diversity on the Board and in senior management positions over a multi-year period, as well the ongoing implementation of specific processes designed to foster the progression of and attract diverse candidates to be considered for nomination or appointment.
As a first step, Alamos adopted a goal that in 2016, at least one female candidate stand for election as a director at the Company’s 2016 Annual and Special Meeting. That goal was met. The Company did not adopt further specific multi-year targets. In 2017, there is one female candidate that will stand as election for the Company’s Annual Meeting. No changes or additions to senior executive management or the Board were made or are currently being proposed for 2017.
We believe this ongoing review process will identify and foster the development of suitable candidates for nominations or appointment and over time will achieve diversity in an orderly and rational manner. We believe the foregoing also achieves the Board’s objective of making the Board better. The Vice President, Human Resources, along with the CGNC will periodically and at a minimum, annually, report to the Board on the implementation of the Company’s Diversity Policy.
Director Tenure
Rather than instituting a policy of defining fixed terms or mandatory retirement for directors, the Board will continue working on making the Board better through an ongoing review of the performance of the Board as a whole; as well, individual director performance. The following chart lists each of our current directors (and nominees for the Board) and when they were first appointed to the Board of the Company (or each of the Company’s two predecessor companies). The Board believes the below data suggests an appropriate degree of turnover and renewal while maintaining board continuity and knowledge.

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Name	Approx. Years	Alamos Gold	Former Alamos	AuRico Gold
Mark Daniel	5.5			October 26, 2011
Patrick Downey	5.5			October 26, 2011
David Fleck	3		March 10, 2014
David Gower	8		May 19, 2009
Claire Kennedy	1.5	November 10, 2015
John McCluskey (Founder)	21		July, 1996
Paul Murphy	7		February 18, 2010
Ronald Smith	8			May 15, 2009
Kenneth Stowe	5.5		September 26, 2011

Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.
Risk Management

The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, General Counsel (Chair), Vice President, Sustainability and External Affairs and Vice President, Development and Construction. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter. In September, 2016, as part of the Director Education Program, the Board of Directors and Management attended a full day course on Enterprise Risk Management.
Committees of the Board
There are currently four standing committees of the Board: the CGNC, the Audit Committee, the HRC and the Technical and Sustainability Committee. Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written Charter, which Charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each Committee Charter includes a description of the role and responsibilities of the Chair of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities set out in its Charter.
All committees of the Board hold an in-camera session without management present following each of its meetings. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to the Committee. A copy of the Charter for each of the Committees is posted on Alamos’ website at www.alamosgold.com.

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Corporate Governance and Nominating Committee
Members:             David Fleck (Chair), Ronald Smith, Mark Daniel and Claire Kennedy.
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            94%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”).
The mandate of the CGNC requires that it shall be comprised of no less than three (3) directors, all of whom are independent. At the end of 2016, the CGNC was comprised of four (4) independent directors:
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company and monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required) assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual directors of the Company which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate) the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy, of the individual directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.
Human Resources Committee
Members:            Mark Daniel (Chair), David Gower, Patrick Downey and Kenneth Stowe.
All Members Independent:        Yes
Number of Meetings:        3 meetings
Attendance:            100%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO; evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, establishment of corporate and personal performance objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company.
The process by which the HRC determines the compensation for the issuer’s directors and officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO, executive management and director compensation. For a detailed description of how compensation was determined see the “Report on Executive Compensation”.

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The Charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants. For the year 2016, the following advisory services were retained:

Services	Associated Fees
2016 Executive Compensation-related Fees
1. Hugessen Consulting Inc. Reviews
a. Peer Group Review
b. Executive Compensation Benchmarking and Review
c. Director Compensation Review
d. Pay for Performance Analysis
e. Proxy Review
f. PSU Plan Review/Testing
CAD$52,164

Hugessen Consulting Inc. did not provide any services to the Company or management other than, or in addition to, the services described above. Hugessen Consulting was first retained by the Company in 2012. The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in the Equilar Top 25 Survey in 2016.
The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Executive Compensation Claw-back Policy and Minimum Equity Ownership Policy.
Audit Committee
Members:            Ronald Smith (Chair), David Fleck and Patrick Downey.
All Members Independent:        Yes
Number of Meetings:        5 meetings
Attendance:            100%
The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. A full description of the responsibilities of Alamos’ Audit Committee is set forth in its Charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under NI 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Ronald Smith, Patrick Downey and David Fleck is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

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Technical and Sustainability Committee
Members:            Kenneth Stowe (Chair), Claire Kennedy and David Gower.
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            92%
Site Visits:            October 17, 2016 to October 20, 2016 – Mulatos Mine, Mexico; and
May 4, 2016 to May 5, 2016 – Young-Davidson Mine, Ontario, Canada.
The mandate of the Technical and Sustainability Committee is to oversee Alamos’ technical, environmental (including any impacts as a result of climate change), health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The Technical and Sustainability Committee also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommends best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the Technical and Sustainability Committee reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’ operations on the environment, and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’ operations. The Technical and Sustainability Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.
OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth as at December 31, 2016, the number of securities authorized for issuance under the LTIP and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTIP which was last ratified, confirmed and approved by the shareholders of the Company on May 13, 2016 and the ESPP which was last approved by the Board on July 30, 2015.
Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	10,879,155	CAD$10.87	12,713,566
Equity compensation plans not approved by security holders	-	-	-
Total	10,879,155	CAD$10.87	12,713,566
The dilution level for equity instruments issued in 2016, was 0.99% as at December 31, 2016. This compares to 0.03% as at December 31, 2015. Limited equity instruments were granted in 2015 due to the merger between AuRico Gold and Former Alamos.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2016 was 3.6%.
The grant rate for stock option granted in 2016 as a percentage of Common Shares outstanding as at December 31, 2016 was 0.6%.
Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2016 was any director or executive officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness

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is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, proposed management nominees for election as a director of the Company, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2016, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.
Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 15, 2017 which contains information for the year ended December 31, 2016. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or executive officer of the Company at any time since January 1, 2016 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2016.
Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3.

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SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the Board”) of Alamos Gold Inc. (the “Company) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.    Composition

1.1	The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

1.2
The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.

1.3	The Board approves the final choice of candidates.

1.4	The shareholders of the Company elect the Directors annually.

1.5
The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.

1.6
The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.

1.7
The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

2.    Responsibilities

2.1	The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).

2.2	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:
(a)    a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and

(b)	a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

2.3
In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.

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2.4
In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.

2.5	The Board has specifically recognized its responsibilities for:

(a)	hiring a Chief Executive Officer (the “CEO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;

(b)
adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;

(c)	overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;

(d)	overseeing the integrity of the internal control and management information systems of the Company;

(e)	succession planning, including (with assistance from the CEO) appointing, training, monitoring and replacing the senior officers of the Company;

(f)	ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;

(g)	approving and monitoring compliance with significant policies and procedures by which the Company is operated;

(h)	developing strong corporate governance policies and procedures for the Company;

(i)
ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;

(j)	ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;

(k)	ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

(l)
determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.

2.6
It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he shall not sit on more than five outside public company boards in addition to that of the Company.

2.7
Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

2.8	Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.
3.    Authority

3.1	The Board is authorized to carry out its responsibilities as set out in this Mandate.

3.2	The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.

3.3
The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.

3.4
The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.

3.5	The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.

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3.6
The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter

4.    Delegation to Management

4.1	To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:

(a)
review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

(b)
prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;

(c)	report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;

(d)	speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;

(e)	comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and

(f)	consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.

4.2	The Board expects the Chief executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).
5.    Meetings and Proceedings

5.1	Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.

5.2
The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

5.3	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

5.4	The independent Directors shall meet regularly alone to facilitate full communication.
6.    Self-Assessment

6.1
The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.

6.2    The Board shall annually review this Mandate and update it as required.
7.    Responsibilities of Chair
7.1    The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:

(a)
ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;

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(b)	ensuring that the Board works as a cohesive team with open communication;

(c)	ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;

(d)
together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and

(e)
together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

7.2    The Chair is responsible for managing the Board, including:

(a)	preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(b)	chairing all meetings of the Board in a manner that promotes meaningful discussion;

(c)	adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

(d)	ensuring meetings are appropriate in terms of frequency, length and content;

(e)	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

(f)	working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the board; and

(g)	fulfills the mandate and responsibilities as set out in the position description for the Chairman of the Board (Schedule “B”).

7.3	The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.

7.4	The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.

7.5	At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.

7.6	The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

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Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”") with due regard to the Board's requirement to be informed and to be independent.
2.    Duties And Responsibilities
The CEO's primary duties and responsibilities are to:

(a)	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

(b)	maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;

(c)	develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;

(d)	develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;

(e)	develop for approval by the Board the corporate objectives which the CEO is responsible to meet;

(f)	identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;

(g)	ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;

(h)	consistently strive to achieve the Company's strategic, financial and operating goals and objectives;

(i)	ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;

(j)	ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;

(k)	ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;

(l)
ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;

(m)	formulate and oversee the implementation of major corporate policies;

(n)	ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;

(o)	serve as the chief spokesperson for the Company;

(p)	comply at all times with the Company’s Code of Business Conduct and Ethics; and

(q)	ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

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Schedule “B”
Position Description
Chairman of the Board of Directors
1.    Mandate
The Chairman of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chairman is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chairman of the Board include the following:

(a)	Presiding at all meetings of the Company’s shareholders and of the Board;

(b)	Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;

(c)	During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;

(d)	Fostering ethical and responsible decision making by the Board and its individual members;

(e)	Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;

(f)	Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;

(g)	Overseeing an annual Board self-assessment;

(h)	Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and

(i)	Carrying out other responsibilities at the request of the Board.

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